

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Eric Nyman
Chief Executive Officer
Revelyst, Inc.
1 Vista Way
Anoka, MN 55303

> **Re: Revelyst, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed March 5, 2024**
> **File No. 333-276525**

Dear Eric Nyman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors
Risks Related to the Revelyst Business
General economic conditions may adversely affect Revelyst's business, results of operations and financial condition..., page 45

1. We note your disclosures on pages 188 and 198 that recent inflationary pressures have materially impacted your operations for the nine months ended December 24, 2023. Please revise this risk factor to discuss these adverse effects.

Information about the Revelyst Business, page 171

2.   We note your disclosures on pages 183 and 185 about your number of employees and facilities as of December 2023. You also disclose, in Vista Outdoor's Form 8-K filed on February 2, 2024, that certain GEAR Up actions include reducing headcount and closing offices. If applicable, please update your disclosures to reflect these events.

Unaudited Pro Forma Condensed Combined Financial Statements of Revelyst, page 204

3.   We note you disclose on page 210 that Revelyst expects that, as of the Closing, cash and cash equivalents will be approximately $400 million, due in part to additional cash contributions from Vista Outdoor. Please revise and explain how the amount $400 million was determined.

Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5.1 Opinion of Cravath, Swaine & Moore LLP as to the validity of the securities being registered, page II-1

4.   Please file the legal opinion listed as Exhibit 5.1 with the next amendment to your registration statement.

   Please contact Stephany Yang at 202-551-3167 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Craig F. Arcella